

Mail Stop 4631

February 1, 2011

<u>via U.S. mail and facsimile</u>

Mr. John W. Poling, Chief Financial Officer
Eastern Environment Solutions, Corp.
Harbin Dongdazhi Street 165
Harbin, P. R. China 150001

> **RE:** **Eastern Environment Solutions, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. # 0-31193**

Dear Mr. Poling:

We have reviewed your filing and subsequent exchange act filings and have the following comments.

Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A#1 for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 20

Please request that Friedman LLP revise their report to include an explanatory paragraph following their opinion paragraph that states the 2009 financial statements have been restated for the correction of a misstatement and that refers to the disclosures of the correction of the misstatement as required by SAS AU 508.11d and 18A.

Note 2. Restatement, page 27

Please revise your disclosures to also include "as previously reported" and "as restated" disclosures for line items in your statements of cash flows for each period, to the extent applicable, as required by ASC 250-10-50-7.

Note 4. Property and Equipment, and Landfill Development Costs, page 36

We note that the paragraph related to construction in progress indicates, when construction in progress is transferred to property and equipment, capitalized expenses will be amortized over the life of the BOT agreement. It appears to us that this statement is not accurate and is not consistent with the remainder of your accounting policy. Please revise your disclosures to ensure that your accounting policy accurately describes your current accounting policy.

Note 9. Bank Loan Payable, page 39

We note your disclosure that the bank loan payable was extended to 12/25/11. We also note maturity disclosures that appear to include amounts being due past the extension date. Please revise your disclosures to correct this inconsistency.

Form 10-Q for the Period Ended September 30, 2010

Statements of Cash Flows, page 4

We note your presentation of payments of interest for construction loans under investing cash flows in the interim statements of cash flows. Although it appears to us that including such interest payments under investing activities in 2010 may be appropriate since such amounts were capitalized, it is not clear to us how or why including such interest payments under investing activities in 2009 is appropriate since such amounts were expensed. Please revise.

Note 2. Restatement, page 5

Please revise your disclosures to also include "as previously reported" and "as restated" disclosures for line items in your statements of cash flows for each period, to the extent applicable, as required by ASC 250-10-50-7.

Note 4. Property and Equipment, and Landfill Development Costs, page 13

We note that the paragraph related to construction in progress indicates, when construction in progress is transferred to property and equipment, capitalized expenses will be amortized over the life of the BOT agreement. It appears to us that this statement is not accurate and is not consistent with the remainder of your accounting policy. Please revise your disclosures to ensure that your accounting policy accurately describes your current accounting policy.

Note 10. Bank Loan Payable, page 18

We note your disclosure that the bank loan payable was extended to 12/25/11. We also note maturity disclosures that appear to include amounts being due past the extension date. Please revise your disclosures here, on the face of your balance sheet, and in MD&A to correct this inconsistency.

Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010

Please file amendments to each of these exchange act filings as soon as practicable and, to the extent applicable, please ensure that the amended filings comply with all the comments in this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anne McConnell, Staff Accountant, at (202) 551-3709, or in her absence, me at (202) 551-3768, if you have questions regarding our comments and related matters.

Sincerely,

John Cash
Accounting Branch Chief